Exhibit 99.1

March 16, 2026

Securities and Exchange Commission

100F Street, NE

Washington, DC 20549

Pursuant to Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, we inform you that we have been furnished a copy of Form 12b-25, to be filed by Ultralife Corporation on or about March 16, 2026, which contains notification of the registrant’s inability to file its Annual Report on Form 10-K by March 16, 2026.  We have read the Company’s statements contained in Part III therein and we agree with the stated reasons as to why we have been unable to complete our integrated audit and report on the Company’s consolidated financial results for the year ended December 31, 2025, to be included in its Form 10-K.

Very Truly Yours,

/s/ WithumSmith+Brown, PC